SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                          -------------------------------

                                  AMENDMENT NO. 3
                                        to
                                  Schedule 13E-4
                           ISSUER TENDER OFFER STATEMENT
                       (Pursuant to Section 13(e)(1) of the
                         Securities Exchange Act of 1934)

                            RJR NABISCO HOLDINGS CORP.
                               (Name of the Issuer)


                          -------------------------------

                       RJR NABISCO HOLDINGS CAPITAL TRUST I
                       (Name of Person(s) Filing Statement)


                      --------------------------------------

                  SERIES B DEPOSITARY SHARES, EACH REPRESENTING
             1/1000 OF A SHARE OF SERIES B CUMULATIVE PREFERRED STOCK
                          (Title of Class of Securities)

                                    74960K 70 2
                       (CUSIP Number of Class of Securities)

                                 Jo-Ann Ford, Esq.
                            RJR Nabisco Holdings Corp.
                            1301 Avenue of the Americas
                             New York, New York 10019
                                  (212) 258-5600

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                         -------------------------------

                  Please address a copy of all communications to:

               David W. Ferguson, Esq.        David J. Sorkin, Esq.
                Davis Polk & Wardwell       Simpson Thacher & Bartlett
                 450 Lexington Avenue          425 Lexington Avenue
              New York, New York  10017      New York, New York 10017
                    (212) 450-4000                (212) 455-2000

                         -------------------------------


                                  August 14, 1995

      (Date Tender Offer First Published, Sent or Given to Security Holders)

                                AMENDMENT NO. 3 TO
                  ISSUER TENDER OFFER STATEMENT ON SCHEDULE 13E-4


        This Amendment No. 3 dated September 29, 1995 supplements the Issuer Tender Offer Statement on Schedule 13E-4 filed with the Securities and Exchange Commission (the "Commission") on August 9, 1995 and amended on August 11 and September 20, 1995, by RJR Nabisco Holdings Capital Trust I (the "Trust") in connection with the filing under the Securities Act of 1933, as amended, of a registration statement on Form S-4 (the "Registration Statement") regarding an exchange offer (the "Offer") to holders of Series B Depositary Shares, each representing 1/1000 of a share of Series B Cumulative Preferred Stock (the "Depositary Shares") of RJR Nabisco Holdings Corp. ("Holdings"). A copy of the Prospectus dated August 11, 1995 (the "Prospectus"), which is contained in the Registration Statement (Registration Nos. 33-60415 and 33-60415-01) declared effective by the Commission on August 11, 1995, was incorporated by reference in the original Schedule
   13E-4.

        The Offer terminated at 12:00 Midnight, New York City time, on Friday, September 15, 1995. A total of 37,956,060 Depositary Shares (aggregate liquidation amount, $948,901,500) were tendered and accepted in the Offer.
   In exchange therefor, the Trust issued 37,956,060 of its 10% Trust Originated Preferred Securities(SM) (TOPrS(SM)) (aggregate liquidation amount, $948,901,500). Depositary Shares in the amount of 12,043,940 (aggregate liquidation amount, $301,098,500) were not tendered in the Offer and remain outstanding.
















































                                  Page 2 of 3 pages

                                     SIGNATURE

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:  September 29, 1995      RJR NABISCO HOLDINGS CAPITAL TRUST I


                                   By:  RJR Nabisco Holdings Corp.,
                                            as Sponsor


                                   By   /s/ Jo-Ann Ford
                                     ----------------------------------
                                     Name:   Jo-Ann Ford
                                     Title:  Senior Vice President,
                                             Law and Secretary























































                                  Page 3 of 3 pages